Exhibit 99.2

Management’s Discussion and Analysis

Year ended December 31, 2023

Amounts in United States dollars

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

I.OVERVIEW

Orla Mining Ltd. is a mineral exploration, development, and production company that trades on the Toronto Stock Exchange under the ticker symbol “OLA” and on the NYSE American under the symbol “ORLA”. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries unless the context otherwise indicates.

Orla’s corporate strategy is to acquire, develop, and operate mineral properties where our expertise can substantially increase stakeholder value. We have two material gold projects:

●	Camino Rojo, located in Zacatecas State, Mexico, consisting of the Camino Rojo oxide gold mine (the “Camino Rojo Oxide Mine” or “Camino Rojo”), which achieved commercial production effective April 1, 2022, and the Camino Rojo sulphides project (“Camino Rojo Sulphides”); and
●	South Railroad (“South Railroad” or the “South Railroad Project”), located in the state of Nevada, United States, consisting of the Dark Star and Pinion deposits and situated within a prospective land package, along the Carlin trend in Nevada.

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of the Company should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2023 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Cautionary Notes near the end of this document are an important part of this MD&A.

Additional information about our Company, including our most recent consolidated financial statements and Annual Information Form, is available on the Company website at www.orlamining.com, under the Company’s profile on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca, and the Company’s documents filed with, or furnished to, the United States Securities and Exchange Commission (“SEC”), which are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

This MD&A is current as of March 19, 2024.

Andrew Cormier, P.Eng., the Chief Operating Officer of the Company, is a Qualified Person, as the term is defined in National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this MD&A.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

II.SUMMARY

Q4 2023 Highlights

●	Fourth quarter gold production was a record 34,484 ounces and gold sold was 31,300 ounces, generating $62.9 million in revenue.
●	All-in sustaining cost [1] (“AISC”) for the quarter of $802 per ounce of gold sold.
●	Cash on hand at December 31, 2023 of $96.6 million.
●	Adjusted earnings [1] of $15.7 million resulting in adjusted earnings per share of $0.05.
●	Net loss of $58.4 million for the quarter resulting in loss per share of $0.19. This includes a $72.4 million charge for impairment of the Cerro Quema project (“Cerro Quema” or the “Cerro Quema Project”).
●	Cash flow from operating activities before changes in non-cash working capital of $24.7 million.
●	Exploration and project costs of $12.6 million during the quarter, of which $3.3 million was capitalized and $9.3 million was expensed.

FY 2023 Highlights

●	Full year gold production was 121,877 ounces and gold sold was 118,993 ounces, generating $233.6 million in revenue.
●	All-in sustaining cost [1] (“AISC”) for the year of $736 per ounce of gold sold.
●	Adjusted earnings [1] of $47.8 million resulting in adjusted earnings per share of $0.15.
●	Net loss of $27.0 million for the year resulting in loss per share of $0.09. This includes the charge for impairment of Cerro Quema.
●	Cash flow from operating activities before changes in non-cash working capital of $68.9 million.
●	Exploration and project costs of $47.3 million for the year, of which $12.7 million was capitalized and $34.6 million was expensed.
●	The Company amended its $150 million credit facility ( “Credit Facility”) with its existing syndicate of lenders. The amended facility consists of a $150 million revolving facility ( “Revolving Facility”) maturing in 2027.
●	A new Union & Collective Bargaining Agreement (“CBA”) at Camino Rojo obtained 100% employee approval during the quarter and was formally ratified in early October. The agreement is valid for two years.
●	Inaugural Sustainability Report for the year end 2022 published.

1 Non-GAAP measure. Please refer to section VI - NON-GAAP MEASURES of this MD&A for a reconciliation of this measure to the most comparable figures presented in our financial statements.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

Operating & Financial Results		Q4 2023	2023
Gold production	ounces	34,484	121,877
Gold sold	ounces	31,300	118,993
Average realized gold price [1]	per ounce	$1,974	$1,941
Cost of sales – operating cost	million	$16.4	$57.7
Cash cost per ounce [1]	per ounce	$536	$506
All-in sustaining cost per ounce [1]	per ounce	$802	$736

Revenue	million	$62.9	$233.6
Net income (loss)	million	$(58.4)	$(27.0)
Earnings (loss) per share – basic	$/share	$(0.19)	$(0.09)

Adjusted earnings [1]	million	$15.7	$47.8
Adjusted earnings per share [1]	$/share	$0.05	$0.15

Cash flow from operating activities before changes in non-cash working capital	million	$24.7	$68.9

Free cash flow [1]	million	$(8.2)	$23.6

		December 31,	December 31,
Financial position		2023	2022
Cash and cash equivalents	million	$96.6	$96.3
Net cash (debt) [1]	million	$8.3	$(49.5)

1 Non-GAAP measure. Please refer to section VI - NON-GAAP MEASURES of this MD&A for a reconciliation of this measure to the most comparable figures presented in our financial statements.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

III.OUTLOOK AND UPCOMING MILESTONES

We remain focused on advancing the Company’s strategic objectives and near-term milestones, which include the following:

●	Maintaining robust health and safety protocols, to support the health of our employees and local communities.
●	Advancing our Multi-year Sustainability Strategy Towards 2030, with a clear path for our environmental, social and governance (ESG) ambitions.
●	Maintaining consistent performance at the Camino Rojo Oxide Mine and achieving 2024 annual gold production and AISC guidance of 110,000 to 120,000 ounces and $875-$975 per ounce of gold sold.
●	Continuing to advance project permitting activities at Camino Rojo and South Railroad.
●	Continuing to advance exploration and development activities at Camino Rojo Sulphides.
●	Continuing exploration and development programs across our portfolio:
o	Camino Rojo Sulphides drilling program to support an underground mineral resource estimate and optimal development scenario.
o	Camino Rojo regional exploration program to discover new mineral resources.
o	South Railroad and Camino Rojo sulphide and oxide exploration programs to increase reserve and resource base and discover new deposits.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

IV.GUIDANCE

A.	2023 GUIDANCE COMPARISON

On January 16, 2023, the Company announced its FY 2023 annual guidance, which included the outlook for production, operating costs, capital costs, and exploration spending at Camino Rojo, South Railroad and Cerro Quema. On October 16, 2023, the Company announced an increase in annual production guidance to 110,000 to 120,000 ounces from the previous 100,000 to 110,000 ounces. On November 13, 2023, the Company announced a decrease in AISC guidance for the full year 2023 of $700 to $800 per ounce of gold sold from the previous $750 to $850 per ounce of gold sold. The following table sets forth the revised guidance compared to the Company’s performance in 2023.

		2023 Revised Guidance	2023 Actual
Gold Production	oz	110,000 – 120,000	121,877
AISC [1,2]	$/oz Au sold	$700 - $800	$736
Capital Expenditures [2]
Sustaining Capital Expenditures	$ million	$6	$9.4
Non-Sustaining Capital Expenditures	$ million	$4	$11.4	[3]
Total Capital Expenditures	$ million	$10	$20.8
Exploration [2]
Mexico	$ million	$20	$8.7	[4]
Panama	$ million	$3	$3.5
Nevada	$ million	$10	$11.3
Total Exploration	$ million	$33	$23.5
Site Admin & Permitting Expenses (Nevada/Panama)	$ million	$11	$10.6
Corporate G&A (excluding share based compensation)	$ million	$15	$13.4

1.	AISC is a non-GAAP measure. See section VI — NON-GAAP MEASURES of this MD&A for additional information.
2.	Exchange rates used to forecast cost metrics in the guidance include MXN/USD of 20.0 and CAD/USD of 1.28.
3.	The 2023 guidance for non-sustaining capital did not include exploration expenditures. The Company capitalized as non-sustaining $11.2 million related to the Camino Rojo Sulphide exploration program.
4.	In 2023, $11.2 million in exploration expenditures were capitalized to non-sustaining and is not included in this number.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

B.	2024 GUIDANCE

For 2024, the Company expects production to be in the range of 110,000 to 120,000 ounces. The Company has a planned exploration spending of $34 million in 2024 of which $11.5 million is expected to be capitalized.

		FY 2024 Guidance[1]
Gold Production	oz	110,000 – 120,000
Total Cash Cost (net of by-product)	$/oz Au sold	$625 - $725
AISC [2,3]	$/oz Au sold	$875 - $975
Capital Expenditures [3]	$million	$31.0
Sustaining Capital Expenditures	$million	$18.0
Property, plant and equipment / Leases	$million	$17.5
Exploration - capitalized [4]	$million	$0.5
Non-Sustaining Capital Expenditures	$million	$13.0
Projects	$million	$2.0
Exploration - capitalized [4]	$million	$11.0
Exploration Expenses & Project Development (expensed) [3]	$million	$31.0
Corporate G&A (incl. share-based comp.)	$million	$19.0

1.	The outlook constitutes forward-looking statements within the meaning of applicable securities legislation, see XVIII - CAUTIONARY NOTES of this MD&A regarding Forward-Looking Information.
2.	AISC is a non-GAAP measure. See section VI — NON-GAAP MEASURES of this MD&A for additional information.
3.	Exchange rates used to forecast cost metrics include MXN/USD of 18.0 and CAD/USD of 1.33.
4.	Capitalized Exploration is defined as drilling and related costs for an ore body where proven and probable reserves exist and the activities are directed at obtaining additional information on the ore body or converting mineralized material to proven and probable reserves are capitalized.

AISC guidance for 2024 is $875 to $975 per ounce of gold sold. The increase in AISC over 2023 is due primarily to increased waste movement, sustaining capex, maintenance costs, price inflation, and an increase in G&A costs at corporate office. Sustaining capital expenditures include the planned heap leach pad expansion during the first half of the year ($12.5M), pit wells expansion project ($1.1M), and approximately $0.5 million of capitalized exploration cost to drill the near-pit oxide targets at Camino Rojo. The majority of exploration expenses is in Mexico, with the objective of testing regional targets and conducting Phase 3 drilling at the sulphides to better understand the underground scenario.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

V.DISCUSSION OF OPERATIONS

A.	CAMINO ROJO, MEXICO

Camino Rojo is a gold-silver-lead-zinc deposit located in the Municipality of Mazapil, State of Zacatecas, Mexico, near the village of San Tiburcio. The project lies 190 kilometres northeast of the city of Zacatecas, 48 km south-southwest of the town of Concepción del Oro, Zacatecas, and 54 kilometres south-southeast of Newmont’s Peñasquito mine.

Refer to the Company’s filed annual information form dated March 19, 2024, for the year ended December 31, 2023 (the “Annual Information Form”), for historical context and project background.

CAMINO ROJO OPERATIONAL UPDATE

The Camino Rojo Oxide Mine achieved quarterly gold production of 34,484 ounces of gold in Q4 2023 at an average ore stacking rate of 18,998 tonnes per day. The average mining rate during the fourth quarter was 28,955 tonnes per day with a strip ratio of 0.43. The average grade of ore processed during the fourth quarter was 0.73 g/t gold, in line with our plan. Gold sold during Q4 2023 totaled 31,300 ounces, a record quarter for the Company.

Fourth quarter cash costs and AISC totaled $536 and $802 per ounce of gold sold, respectively.

Sustaining capital during the fourth quarter of 2023 totaled $3.6 million. This covered items such as the construction of a dome over the ore stockpile for dust control which is nearing completion, the construction of water wells, and IT network infrastructure.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

During the second half of 2023, we initiated a program to test the impact of reduced crushed size from P80 28mm to P80 23mm. The initial results of this test program were positive and resulted in higher gold recovery from the heap leach. Further testing will be conducted in 2024 to assess the extent of the positive impact of the reduced crush size on other ore types.

Camino Rojo Operating Highlights		Q4 2023	2023
Total Ore Mined	tonnes	1,861,068	7,436,960
Ore - processed	tonnes	1,739,318	6,832,106
Low Grade Ore – stockpiled	tonnes	121,750	604,854
Waste Mined	tonnes	802,824	4,161,591
Total Mined	tonnes	2,663,892	11,598,551
Strip Ratio	w:o	0.43	0.56
Total Ore Mined Gold Grade	g/t	0.71	0.75
Ore – processed	g/t	0.73	0.79
Low Grade Ore – stockpiled	g/t	0.29	0.29
Processing			—
Ore Crushed	tonnes	1,863,145	7,394,079
Ore Stacked	tonnes	1,747,816	7,005,694
Stacked Ore Gold Grade	g/t	0.73	0.79
Gold Produced	oz	34,484	121,877
Daily Stacking Rate – Average	tpd	18,998	19,194

		At December 31, 2023
Total ROM Ore Stockpile*	tonnes	2,718,603
Total ROM Ore Stockpile Grade	g/t	0.33

* ROM ore stockpile includes mined ore not yet crushed, and low-grade stockpiles.

ENVIRONMENTAL AND PERMITTING

CHANGE IN LAND USE PERMIT

The Company’s layback agreement with Fresnillo (the “Layback Agreement”) provided the Company with access to the Layback Area. As a result, the project as described in the 2021 technical report titled “Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project, Municipality of Mazapil, Zacatecas, Mexico” dated effective January 11, 2021 (the “2021 Camino Rojo Report”) will require an additional Change of Land Use (in Spanish, Cambio de Uso de Suelo, or “CUS”) permit to allow for additional surface disturbances related to development of a pit layback onto lands not considered in the August 2019 CUS permit application. The application for the additional CUS permit was submitted to SEMARNAT in February 2023. In July 2023, the permit was declined for procedural reasons due to SEMARNAT’s internal process timelines. We expect to resubmit the additional CUS permit application in 2024.

ENVIRONMENTAL IMPACT STATEMENT

With respect to the Environmental Impact Statement (in Spanish, Manifesto de Impacto Ambiental, or “MIA”), the project described in the 2021 Camino Rojo Report requires a modification of the MIA permit to allow for the additional production related to the development of a pit layback onto lands not considered in the August 2019 permit application, which the Company submitted. In March 2022, the Company submitted a second modification of the MIA permit to allow for the open pit east-west expansion, as well as waste and low-grade ore stockpiles. In 2024, both MIA modifications were not approved by SEMARNAT. The Company is in discussion with SEMARNAT to obtain clarity on the reasons for the non-approvals. The Company will persist with its expansion applications into the next administration and, in the meantime, is in the process of appealing these decisions, The Company will refile a request for modification of the MIA in 2024 and does not expect these delays in receiving the requested amendments to have an impact on the 2024 production guidance.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

EXPLORATION

The Camino Rojo land package is under-explored and its proximity to the large Camino Rojo mineralized system provides highly prospective exploration opportunities. Exploration on the project is somewhat challenging due to the presence of a thin alluvial soil and caliche cover restricting geochemical surface expressions, but the potential to discover mineralization is considered excellent. As such, we continue to conduct regional exploration at Camino Rojo.

In 2023, we continued to focus on increasing oxide resources and reserves, supporting advancement of the sulphide deposit development scenarios, and testing priority exploration targets to potentially make new satellite deposit discoveries. Near-mine work included the continuation of the north-to-south oriented infill drilling on the sulphide deposit, reducing north-to-south drill spacing to approximately 50m and overall drill spacing to approximately 25 to 35m. This additional drilling will support an updated resource estimate for the sulphide deposit. In addition, a portion of the 2023 drill program was designed to test the depth extension of the Camino Rojo sulphide deposit.

Regional exploration work in 2023 consisted of follow-up diamond drill core drilling at the Guanamero target, testing the southwest extension of structures controlling mineralization at the Camino Rojo deposit, and testing drill targets along regional structural trends.

CAMINO ROJO SULPHIDES

Historical drilling on the Camino Rojo Sulphides, conducted by the previous project owners, indicated the gold grade of the deposit to be widely disseminated and a large, open-pit mining scenario was the favored development pathway. A lower grade open pit development scenario would necessitate higher capital expenditures for a large processing facility, and extensive material handling. To understand if an alternative, more targeted, development approach was possible, the presence of higher grades had to be confirmed. It was interpreted that portions of the deposit were comprised of higher grade steep northwest dipping vein sets. To test for the higher grades and to confirm the geological model, Orla began drilling into the Camino Rojo Sulphides in the opposite (south) orientation of historical drilling. Since Q4 2020, three phases of drilling have been conducted with the results indicating the presence of continuous, higher-grade gold domains (>2g/t Au) which could be amenable to underground mining, allowing for a smaller processing facility and less material handling.

Over three distinct campaigns covering a total of 50,924 drill metres, the Camino Rojo Sulphide infill drill program, has consistently yielded impressive results setting the stage for an exciting year ahead. These results include numerous intercepts of greater than 2.0 grams of gold per tonne (g/t Au) over tens of metres (core length), resulting in grade-by-thickness factors exceeding 50 g/t gold per metre. The results also showed narrower intervals of 0.5 to 11.5 metres of gold intersections exceeding 10 g/t Au. Full drill results are available at www.orlamining.com.

Combining Orla’s drill holes, oriented from north to south, and historical drill holes oriented in the opposite direction, has decreased drill spacing to approximately 25-30 metres within the higher grade of the Camino Rojo Sulphides. The combined drilling has significantly improved the understanding of the primary controls on gold mineralization. This approach has also contributed to refining the geometry and size of higher-grade zones within the extensive mineralized envelope of the sulphide deposit.

A preliminary underground resource estimate on the Camino Rojo Sulphides is anticipated to be completed in the second half of 2024. Metallurgy evaluation on the recent phase of Camino Rojo sulphide infill drilling is expected to continue throughout 2024.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

For additional details, please see the Company’s press releases dated January 25, 2024 (Orla Mining Provides an Update on Infill Drilling at Camino Rojo Sulphides Deposit with Multiple Highly Positive Drill Intersections) and February 7, 2024 (Orla Mining Concludes 2023 Camino Rojo Sulphides Infill Program with Strong Results).

CAMINO ROJO EXTENSIONS

Orla Mining has confirmed and encountered sulphide mineralization extending beyond the established open pit mineral resource boundaries at Camino Rojo. This drilling and mineralization is building on an updated geological model and the success of the previously reported CRSX22-15C hole drilled 200 metres down-plunge from the existing resources.

The impressive intercepts, both historical and recent, justified the execution of a new drill section in 2023, targeting 450 metres down-plunge from the existing resources, along the dike zone structure. This significant step-out drilling initiative consisted of drilling 2,400 metres, targeting the area around the positive historical intercept in hole CR12-366D (15.7 g/t Au, 29.0 g/t Ag, 0.73% Zn, 0.10 % Pb, 0.08% Cu (19.6 g/t AuEq) over 4.5 metres. This new drill section confirmed the presence of significant polymetallic semi-massive to massive sulphide mineralization.

Orla completed an initial metallurgical testing program in 2023, using drill core material from holes CRSX22-07 and CRSX22-08C which intersected polymetallic replacement-style mineralization during the 2022 program. The metallurgical results on material from CRSX-22-07 and CRSX-22-08C were positive with high gold recovery reported in both CIL bottle roll tests between 81-96% and rougher flotation on the CRSX-22-07 material produced a gold concentrate with 85-88% gold recovery. Open-circuit zinc cleaner tests on material from CRSX-22-07 produced a zinc concentrate with zinc grades of 52% and over 85% zinc recovery. These results suggest this new style of mineralization may be amenable to both standard cyanide processing and flotation. Orla plans to further explore these promising results through additional metallurgical test work in 2024.

For additional details, please see press release dated February 22, 2024 (Orla Mining Discovers New Style of Sulphide Mineralization at Camino Rojo Extending 0.5km Beyond Current Resources) and June 22, 2023 (Orla Mining Provides Update On Successful Drilling Program In Mexico).

LAYBACK AREA

Orla began drilling in the oxide pit Layback Area in late April to confirm and delineate mineralization on the Fresnillo property, located immediately north of and adjacent to the Camino Rojo Oxide Mine open pit. While historical drilling indicated that mineralization continues across the property boundary onto the Layback Area, no ounces from this area were previously included in the Camino Rojo mineral resource and mineral reserve estimates. The layback program, consisting of 3,425 metres in 24 drillholes, was completed in late May. The drill results from the layback program were consistent with expectations. These results are incorporated into the annual mineral reserve and mineral resource statement set forth in the Annual Information Form.

REGIONAL EXPLORATION

Regional exploration in 2023 consists of 13,535 metres of drilling to test priority exploration targets along the northeast-southwest mine trend and northwest-southeast regional structural trend. Orla resumed drilling at the Guanamero target area in early 2023, completing 7,464 metres of core drilling in nine drill holes in the first half of the year. In the second half of 2023, Orla has focused on drill testing other targets along the mine and regional trends. Target generation and development activities, including airborne drone magnetic and ground gravity geophysical surveys, geochemical sampling, and mechanical trenching were also completed in 2023.

In 2024, regional exploration efforts will continue to drill test priority drill targets along the northeast-southwest mine trend and northwest-southeast regional trend. In addition to drill testing, target generation and development activities will continue.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

SUSTAINABILITY

At Camino Rojo during Q4 2023, there were no community-related operational interruptions. At the end of Q4 2023, 100% of Camino Rojo’s direct employees were Mexican nationals. The Company employs 65% of the employable workforce available from local communities.

The Company maintains and regularly updates its community, social relations, and environmental management program. The Community Environmental Monitoring Committee continues its participation in the quarterly water monitoring program and other environmental related activities. The Sustainability Risk Committee, which is comprised of members of the Company and community relations advisors, continues to hold monthly meetings. The Company’s community relations team continues to work with local communities to understand how the Company can best provide support.

Highlights of Q4 2023:

●	The CBA at Camino Rojo obtained 100% approval and was formalized in October 2023. The CBA is valid for a period of two years with an annual review of salaries and wages.
●	Local Suppliers Development Program, initiated in the third quarter of 2023, focuses on fostering business growth in the immediate areas influenced by the Camino Rojo mine. This collaborative initiative involves the Company, the Government of Zacatecas, and the Mexican Center for Competitiveness.
●	The Silver Helmet Award from Mexican Mining Chamber was awarded to the Company to celebrate the low accident record in open pit mining with less than 500 workers category.
●	Orla was accepted as a signatory to the United Nations Global Compact, the largest network of private companies committed to adopting high standards on responsible investments in relation to ESG areas.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

B.	SOUTH RAILROAD PROJECT, NEVADA

In August 2022, the Company acquired all the outstanding common shares of Gold Standard Ventures Corp. (“Gold Standard”), a publicly listed company that owned the South Railroad Project. The South Railroad Project is located along the Pinon mountain range, approximately 24 kilometers south-southeast of Carlin, Nevada, in the Railroad mining district.

Refer to the Annual Information Form for historical context and project background.

ENVIRONMENT AND PERMITTING

PERMITTING ACTIVITIES

We continue baseline environmental data collection to facilitate the environmental studies required to support development of the Environmental Impact Study, and the permitting process. Orla is currently expanding on this work to allow flexibility in project planning when working with the Bureau of Land Management (“BLM”) during the permitting process.

A Plan of Operations for the project was submitted in November 2020. In December 2020, the BLM determined that the plan was complete. The review and approval process for the Plan of Operations by the BLM constitutes a federal action under the National Environmental Policy Act (“NEPA”) and BLM regulations. The BLM is required to comply with the NEPA, and the BLM has determined that an Environmental Impact Statement (“EIS”) is required. A NEPA contractor was selected in August 2021 which commenced work the following month. The BLM will publish the Notice of Intent in the Federal Register to officially commence the NEPA process. The NEPA process involves public scoping, the preparation of the EIS, and culminates in the BLM publishing a Record of Decision for the project. The South Railroad Project will also require an Individual Section 404 Permit from the United States Army Corps of Engineers, and this agency will be a cooperating agency on the NEPA documents.

We expect the BLM to file the Notice of Intent in the Federal Register in 2024. Once the Notice of Intent is filed, public scoping meetings can commence in conjunction with the development of the EIS. SWCA Environmental Consultants have been engaged to manage the EIS process on behalf of the BLM.

DETAILED DESIGN WORK AND AWARDING OF THE EPCM CONTRACT

We anticipate awarding the Engineering, Procurement & Construction Management contract for the South Railroad Project following the filing of the Notice of Intent by the BLM. Detailed engineering and design work could then commence in preparation for a construction decision following the conclusion of the NEPA process and receipt of the Record of Decision document.

EXPLORATION

The South Railroad Project is a prospective land package for the discovery of additional Carlin- and associated low sulfidation-type gold mineralization outside the already defined gold resources and reserves at the Pinion and Dark Star deposits. The potential for definition of additional oxide resources is considered very good. As such, we continue to conduct near-deposit and regional exploration at the South Railroad Project.

In 2023, geological modelling and metallurgical testing were completed for target areas drilled in 2022. In addition, Orla drill tested multiple oxide and sulphide exploration targets, including the extension of known mineralization (deposits) and newly developed targets supported by geology, geochemistry, and geophysical data. Key near-deposit exploration targets drilled in 2023 include Dark Star, Pinon SB, and North Bullion. Exploration drilling was also completed to test the possible extensions of gold mineralization at Jasperoid Wash, Dixie, and POD satellite deposits. Selected early-stage drill targets were also drill tested.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

Orla’s 2024 exploration program at South Railroad includes approximately 13,000 m in exploration drilling. Exploration drilling in 2024 will continue near-deposit exploration to potentially grow known deposits. Regional exploration will drill test selected exploration targets to assess the potential for additional satellite deposits, including Carlin- epithermal- and skarn-type gold and base metal mineralization. Geological and geochemical field work will also be completed to develop and advance early-stage targets to the drill-stage across the >25 km strike length of the property.

SUSTAINABILITY

In Q4 2023, the South Railroad Project increased its stakeholder engagement and local knowledge of the project by hosting community meetings to provide introductions and a project overview to Elko County community leaders. The site conducted meetings with BLM officials to increase the project’s understanding. The Company provided financial support to the Elko Cancer Network, the Geologic Society of Nevada, the Veterans Day Ball, local foster children, and others, providing needed support to local organizations and community members. The site continues participating in South Fork Band Council meetings, and volunteering with Communities in schools to deliver weekend meal packages to students.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

C.	OTHER PROJECTS - CERRO QUEMA PROJECT, PANAMA

The Cerro Quema Project is located on the Azuero Peninsula in the Los Santos Province of southwestern Panama, about 45 km southwest of the city of Chitre. The project includes a pre-feasibility-stage, open-pit, heap leach gold project, a copper-gold sulphide resource, and various exploration targets.

The Company completed its exploration drilling at the Cerro Quema Project in the first half of 2023, following which exploration and operational activities were ended.

In May 2023, the Ministry of Environment conducted a site inspection of the Cerro Quema Project. As a result of the positive site inspection review, the Category 3 Environmental & Social Impact Assessment (“ESIA”) technical aspects were approved. On May 28, 2023, Orla received the resolution approving the ESIA and commenced report preparation and data collection to fulfill the requirements established by the resolution.

On October 27, 2023, Panama’s President, Laurentino Cortizo Cohen, signed Executive Decree No. 23/2023 (“Decree 23-2023”). Decree 23-2023 (i) banned the granting of new concessions for the exploration, extraction, transportation and exploitation of metal mining in Panama, (ii) rejected all pending requests for the granting of new concessions for the exploration, extraction, transport and exploitation of metal mining, and (iii) ordered MICI to dispose of the files within three months of the passing of the Executive Decree. On November 3, 2023, the National Assembly of Panama passed Law 407, which instituted a moratorium on granting, renewing, or extending concessions for the exploration, extraction, transportation or exploitation of metal mining in Panama. On December 15, 2023, Minera Cerro Quema, S.A. (“MCQSA”), the Company’s subsidiary that holds the Cerro Quema Project, received three resolutions from the Panamanian Ministry of Commerce and Industry (“MICI”). The resolutions rejected the request for extension for the three mining concessions comprising the Cerro Quema Project, retroactively declared the concessions canceled, and declared the area comprising the concessions to be a reserve area under the Panamanian mining code. Under the Panamanian mining code, MICI is prohibited from granting mining concessions for exploration or extraction on a reserve area. On December 26, 2023, MCQSA filed requests for reconsideration of MICI’s decisions. On March 11, 2024, MICI rejected the requests for reconsideration.

The Company does not expect to expend additional funds on developing the Cerro Quema Project until it has greater certainty with respect to its mining concessions, as well as the fiscal and legal stability in Panama. The Company is exploring all legal remedies available to protect its historical investments and potentially unlock additional value for its stakeholders. The Company intends to file a Notice of Intent to Arbitrate under the Canada-Panama Free Trade Agreement (the “FTA”). The Notice of Intent facilitates consultations between the Government of Panama and the Company. In the event that such consultations are unsuccessful, the Company expects to proceed to file a Request for Arbitration.

As a result of the cancellation of the mining concessions comprising the Cerro Quema Project, we recognized an impairment of the carrying value of the asset of $72.4 million in our financial statements for the year ended December 31, 2023.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

VI.NON-GAAP MEASURES

We have included herein certain performance measures (“non-GAAP measures”) which are not specified, defined, or determined under generally accepted accounting principles (“GAAP”). These non-GAAP measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, we use such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

AVERAGE REALIZED GOLD PRICE

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. The Company believes the measure is useful in understanding the gold price realized by the Company throughout the period.

AVERAGE REALIZED GOLD PRICE	Q4 2023	Q4 2022	2023	2022
Revenue	$62,946	$56,758	$233,643	$193,230
Silver sales	(1,166)	(229)	(2,688)	(836)
Gold sales	61,780	56,529	230,955	192,394
Ounces of gold sold	31,300	32,438	118,993	107,502
AVERAGE REALIZED GOLD PRICE	$1,974	$1,743	$1,941	$1,790

NET CASH (DEBT)

Net cash (debt) is calculated as cash and cash equivalents and short-term investments less total debt adjusted for unamortized deferred financing charges at the end of the reporting period. This measure is used by management to measure the Company’s debt leverage. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net cash (debt) is useful to evaluate the Company’s leverage and is also a key metric in determining the cost of debt.

NET CASH (DEBT)	December 31, 2023	December 31, 2022
Cash and cash equivalents	$96,632	$96,278
Less: Current portion of long term debt	—	(45,000)
Less: Long term debt	(88,350)	(100,795)
NET CASH (DEBT)	$8,282	$(49,517)

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

ADJUSTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

Adjusted earnings excludes deferred taxes, unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company. We believe these measures are useful to market participants because they are important indicators of the strength of our operations and the performance of our core business. With the addition of performance share units (“PSUs”) at the end of Q1 2023, we expect greater volatility in share-based payments expense going forward. Accordingly, we have excluded the effect of these PSU’s in our calculation of adjusted earnings.

ADJUSTED EARNINGS	Q4 2023	Q4 2022	2023	2022
Net income (loss) for the period	$(58,442)	$18,690	$(27,010)	$45,770
Impairment and derecognition of exploration properties	72,743	—	72,743	—
Unrealized foreign exchange loss (gain)	1,300	1,971	(843)	(1,862)
Loss on extinguishment of Credit Facility	—	—	1,547	13,219
Accretion of deferred revenue	123	—	676	—
Share based compensation related to PSUs	(22)	—	121	—
Other	—	—	517	—
ADJUSTED EARNINGS	$15,702	$20,661	$47,751	$57,127

Millions of shares outstanding – basic	314.5	304.5	311.5	272.2
Adjusted earnings per share – basic	$0.05	$0.07	$0.15	$0.21

Companies may choose to expense or capitalize their exploration expenditures. We expense our exploration costs based on our accounting policy. To assist readers in comparing against those companies which capitalize their exploration costs, we note that included within Orla’s net income (loss) for each period are exploration costs which were expensed, as follows:

	Q4 2023	Q4 2022	2023	2022
Exploration & evaluation expense	$9,316	$5,605	$34,616	$18,939

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

FREE CASH FLOW

The Company believes market participants use Free Cash Flow to evaluate the Company’s operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS. Free Cash Flow is calculated as the sum of cash flow from operating activities and cash flow from investing activities, excluding certain unusual transactions.

FREE CASH FLOW	Q4 2023	Q4 2022	2023	2022
Cash flow from operating activities	$21,903	$31,836	$65,296	$95,311
Cash flow from investing activities	(30,062)	(20,188)	(41,728)	(13,356)
FREE CASH FLOW	$(8,159)	$11,648	$23,568	$81,955

Millions of shares outstanding – basic	314.5	304.5	311.5	272.2
Free cash flow per share – basic	$(0.03)	$0.04	$0.08	$0.30

In Q4 2023, cash flow from investing activities included the final payment of $22.8 million to Fresnillo plc in respect of the Layback Agreement.

CASH COST AND ALL-IN SUSTAINING COST

The Company calculates cash cost per ounce by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. Management believes that this measure is useful to market participants in assessing operating performance.

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company’s definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to market participants in assessing operating performance and the Company’s ability to generate free cash flow from current operations.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

Figures are presented only from April 1, 2022, as the Camino Rojo Oxide Mine commenced commercial production on that date.

CASH COST	Q4 2023	Q4 2022	2023	2022
Cost of sales – operating costs	$16,383	$13,482	$57,672	$36,231
Royalties	1,562	1,439	5,795	3,755
Silver sales	(1,166)	(229)	(2,688)	(617)
Other	—	—	(517)	(503)
CASH COST	$16,779	$14,692	$60,262	$38,866

Ounces sold	31,300	32,438	118,993	86,618
Cash cost per ounce sold	536	$453	506	$449

ALL-IN SUSTAINING COST	Q4 2023	Q4 2022	2023	2022
Cash cost, as above	$16,779	$14,692	$60,262	$38,866
General and administrative expenses	3,913	2,741	13,408	7,634
Share based payments	558	526	2,818	1,582
Accretion of site closure provisions	127	160	521	395
Amortization of capitalized site closure costs	(64)	105	324	448
Sustaining capital	3,590	2,116	7,935	3,533
Sustaining capitalized exploration	—	—	1,476	—
Lease payments	214	216	820	442
ALL-IN SUSTAINING COST	$25,117	$20,556	$87,564	$52,900

Ounces sold	31,300	32,438	118,993	86,618
All-in sustaining cost per ounce sold	$802	$634	$736	$611

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

VII.SUMMARY OF QUARTERLY RESULTS

The figures in the following table are based on the unaudited consolidated financial statements of the Company which were prepared in accordance with IFRS.

$ thousands	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Revenue	$62,946	$60,294	$59,272	$51,131	$56,758	$49,030	$47,797	$39,645
Cost of sales	(26,339)	(25,092)	(21,733)	(18,952)	(18,572)	(19,473)	(16,894)	(10,430)
	36,607	35,202	37,539	32,179	38,186	29,557	30,903	29,215

Exploration expense	(9,316)	(11,233)	(7,201)	(6,866)	(5,605)	(8,327)	(2,541)	(2,466)
Office and administrative	(1,079)	(929)	(834)	(710)	(805)	(769)	(714)	(633)
Professional fees	(1,255)	(550)	(516)	(397)	(555)	(357)	(875)	(450)
Regulatory and transfer agent	(18)	(37)	(110)	(286)	(17)	(44)	(42)	(198)
Salaries and wages	(1,561)	(1,607)	(1,647)	(1,872)	(1,364)	(1,172)	(1,256)	(1,662)
Depreciation	(149)	(117)	(120)	(118)	(115)	(85)	(41)	(36)
Share based payments	(652)	(656)	(806)	(1,107)	(526)	(518)	(538)	(865)
Foreign exchange and other	(608)	(340)	(1,240)	(802)	(1,856)	3,846	(10,791)	(1,363)
Impairment of exploration properties	(72,743)	—	—	—	—	—	—	—
Interest and finance costs	(870)	(1,999)	(1,466)	(2,116)	(2,018)	(2,304)	(2,076)	(325)
Tax expense	(6,798)	(12,364)	(10,772)	(4,670)	(6,635)	(10,932)	(12,626)	(2,435)
Net income (loss)	(58,442)	5,370	12,827	13,235	18,690	8,895	(597)	18,782

Net income (loss) per share (basic)	$(0.19)	$0.02	$0.04	$0.04	$0.06	$0.03	$(0.00)	$0.08
Net income (loss) per share (diluted)	$(0.19)	$0.02	$0.04	$0.04	$0.06	$0.03	$(0.00)	$0.07

REVENUE AND COST OF SALES

The Camino Rojo Oxide Mine was under construction throughout 2021. We declared commercial production effective April 1, 2022. Upon commercial production, we commenced recording depletion, depreciation and amortization (“DD&A”) on the mine and related plant and equipment.

EXPLORATION EXPENSE

In Q3 2022, we acquired the South Railroad and Lewis projects, and continued significant exploration and evaluation activities at South Railroad. This has caused the increase in exploration expense after Q2 2022. We also continued further exploration activities at Camino Rojo and Cerro Quema during 2022 and into 2023.

ADMINISTRATIVE COSTS

Administrative costs and professional fees have trended with the level of activity of the Company, and with major transactions such as the Company’s refinancing of the Project Loan (as defined below) and the acquisition of South Railroad in 2022.

SALARIES AND WAGES

Salaries have generally increased from 2022 to 2023 as a result of growth during the construction and operation phases at Camino Rojo and of the Company as a whole.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

SHARE BASED PAYMENTS

Share-based payments expense is generally related to the number of stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), and PSUs vesting during the quarter. The grants typically occur during the first quarter of each year; consequently, those quarters tend to be greater than the others as a percentage of awards and grants vest (and are therefore expensed) immediately.

INTEREST AND FINANCE COSTS

From December 2019 until April 2022, the Company had project financing outstanding of $125 million (the “Project Loan”), the interest on which was capitalized prior to commencement of operations.

In April 2022, we refinanced the Project Loan and replaced it with a credit facility of $150 million (the “Credit Facility”), of which $130 million was drawn down upon closing of the refinancing. In January 2021, we acquired the Layback Area, which included obligations of $37.8 million (the “Fresnillo obligations”) bearing interest at 5%. This interest was capitalized and therefore had no effect on earnings from December 1, 2020 to March 31, 2022. In August 2023, we amended the Credit Facility to an entirely revolving facility (“Revolving Facility”) of $150 million (of which we had $88 million outstanding at year end).

FOREIGN EXCHANGE

We funded the construction of the Camino Rojo Oxide Mine by funding US-dollar-denominated loans from the Canadian parent company to our Mexican operating subsidiary. The intercompany loan balance at year end 2023 was US$121 million, and since the Canadian parent is Canadian-dollar functional, this leads to foreign exchange gains or losses arising from changes in the USD-CAD exchange rate. Our Mexican operating subsidiary is US-dollar functional; consequently, no offsetting foreign exchange was recorded. This has been the single largest contributor to volatility in our foreign exchange.

OTHER EXPENSES

In Q2 2022, we repaid the then-existing Project Loan in its entirety, ahead of its expiry date. At that time, an amount of $10.7 million, mainly related to the value of the warrants issued in conjunction with the Project Loan, remained unamortized, which we then expensed immediately, along with the $2.5 million early repayment fee paid.

In Q3 2023, we amended the Credit Facility and replaced it the Revolving Facility. Unamortized transactions costs and expenses of the amendment totaled $1.5 million, which we expensed immediately during the quarter.

In Q4 2023, we recorded an impairment of $72.4 million on our Cerro Quema project following the passing of Law 407 and the cancellation of our mining concessions in Panama.

TAX EXPENSE

During 2022, we accrued income taxes and recorded deferred taxes each quarter. In Q1 2023, we paid income taxes and mining duties in respect of the 2022 fiscal year. In Q2 2023 we commenced making mandatory monthly instalment payments in respect of our Mexican tax liabilities. The increase in effective tax rate from 2022 to 2023 results from the benefit of pre-construction loss carryforwards which were utilized and recognized in 2022, as well as the effect of the impairment recorded on our Cerro Quema project.

In common with all other mining companies operating in Mexico, the Company is subject to a 7.5% Special Mining Duty (“SMD”) on earnings from mining operations, in addition to corporate income tax.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

VIII.THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2023

The following commentaries are based on accompanying (i) audited consolidated financial statements for the year ended December 31, 2023, (ii) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023, and (iii) audited consolidated financial statements for the year ended December 31, 2022, each of which were prepared in accordance with IFRS.

BALANCE SHEET

Comparison of balance sheets at December 31, 2023 to December 31, 2022.

	Dec 31, 2023	Dec 31, 2022	Commentary
Cash	$96,632	$96,278

Significant inflows are operating earnings and the issuance of common shares, partly offset by tax payments, purchases of PP&E and capitalized exploration and payment pursuant to the Layback Agreement, repayment of principal on our credit facilities, and related interest.

Other current assets	48,543	36,584	Primarily due to the reclassification of Mexican value added taxes recoverable (from long term to current) and a general increase in inventories.
Property, plant and equipment	211,719	224,416	Decrease was primarily due to depletion and depreciation and change in site closure provision, partly offset by net additions.
Exploration and evaluation properties	170,000	242,743	Decrease was due to the impairment recorded at Cerro Quema project in Panama.
Other long term assets	8,884	13,795	Decrease was primarily due to the reclassification of Mexican value added taxes recoverable to current assets.
Current liabilities, excluding current portion of long term debt	28,658	52,777	Decrease is driven substantially by the payment in 2023 of income taxes which had been accrued at the 2022 year end. We commenced paying monthly tax instalments during 2023.
Long term debt (current + long term)	88,350	145,795	During the year, we repaid an aggregate of $36.1 million of principal related to the Credit Facility and Revolving Facility and fully paid off the remaining Fresnillo obligation of $22.8 million.
Other long term liabilities	18,229	18,260

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

INCOME FOR THE QUARTER

COMPARISON TO LAST QUARTER (Q4 2023 VS Q3 2023)

The number of gold ounces produced was higher in Q4 2023 than in Q3 2023 primarily due to higher tonnes of ore mined and higher recovery.

The average realized price was higher in Q4 2023 than in Q3 2023 ($1,974 vs $1,921). Revenues were higher in Q4 2023 than in Q3 2023 due to more ounces being sold, and at a higher price.

The cost of sales for Q4 2023 was generally consistent compared to Q3 2023 based on the number of gold ounces sold.

The increase in general and administrative expenses was driven primarily by costs associated with implementation of Sarbanes Oxley internal control compliance and reporting requirements.

Our exploration activities were lower in Q4 2023 than in Q3 2023 mainly due to a decrease in drilling activities at Nevada.

Interest expense was lower in Q4 2023 than Q3 2023 primarily due to principal repayments made during the quarter resulting to lower debt and associated interest.

COMPARISON TO SAME QUARTER LAST YEAR (Q4 2023 VS Q4 2022)

The higher revenues in Q4 2023 vs Q4 2022 were driven by increased ounces sold at a higher price ($1,974 vs $1,743).

The increase in general and administrative expenses was driven primarily by staffing increases over the prior year as a result of increased activity of the Company and costs associated with implementation of Sarbanes Oxley internal control reporting requirements.

The increase in exploration and evaluation expenses over Q4 2022 was primarily due to the timing of capitalization of sulphide exploration costs at Camino Rojo in Q4 2022. Site administration costs at South Railroad were also higher this quarter.

Interest income is higher in Q4 2023 due to higher interest rates and higher average cash balances on hand. Interest expense was lower in Q4 2023 than Q4 2022 primarily due to principal repayments made during the year resulting in lower debt and associated interest.

INCOME FOR THE YEAR

COMPARISON TO LAST YEAR (2023 VS 2022)

●	Gold ounces sold in 2023 were 118,993 oz vs 107,502 in 2022. Average price was $1,941/oz in 2023 from $1,790 per oz in 2022 as spot gold price increased during the year.
●	Cash costs per ounce increased compared to the prior year due primarily to labour rate increases (arising from a new union contract) and higher reagent and maintenance costs.
●	Earnings from mining operations total $141.5 million in 2023 compared to $127.9 million in 2022.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

CASH FLOWS

Comparison of twelve months ended December 31, 2023 to twelve months ended December 31, 2022.

	Twelve months ended
	December 31		Commentary
	2023	2022
Cash flow from operating activities	$65,296	$95,311	The decrease is driven substantially by the payment of income taxes in respect of 2022 and instalments in respect of 2023, offset partly by an increase in earnings from mining operations.
Cash flow from investing activities	(41,728)	(13,356)	The comparative figure from Q4 2022 included a lump-sum VAT tax refund of $18.5 million.
Cash flow from financing activities	(23,131)	(5,379)

Current year includes the net payment of $36.1 million of principal and $11.8 million of interest on our credit facilities offset partly by proceeds from issuance of common shares and from the exercise of options and warrants.

SELECT ANNUAL INFORMATION

	2023	2022	2021
	$ 000’s	$ 000’s	$ 000’s
Revenue	$233,643	$193,230	$4,091
Net income (loss)	$(27,010)	$45,770	$(26,278)
Basic income (loss) per share	$(0.09)	$0.17	$(0.11)
Diluted income (loss) per share	$(0.09)	$0.16	$(0.11)
Total assets	$535,778	$613,816	$364,895
Total non-current financial liabilities	$90,786	$103,294	$137,250

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

IX.LIQUIDITY

As at December 31, 2023, the Company had cash and cash equivalents of $96.6 million and positive working capital of $116.5 million. During the three and twelve months ended December 31, 2023, the Company generated revenues of $62.9 million and $233.6 million, respectively.

At December 31, 2023 and at the date of this MD&A, the Company had a Revolving Facility loan balance outstanding of $88.4 million with a maturity date of August 27, 2027.

EXPECTED SOURCES OF CASH

We expect to fund the operating costs and the operating and strategic objectives of the Company over the next twelve months with existing cash on hand and metal sales, although we may also receive proceeds from exercises of options and warrants over that time.

MEXICAN VALUE ADDED TAXES RECOVERABLE (“VAT”)

Our Mexican entities pay value added taxes on certain goods and services we purchase in country. Value added taxes paid in Mexico are fully recoverable. VAT recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the amount and timing of refunds is uncertain.

A summary of the claims outstanding at December 31, 2023 for Mexican VAT paid each year (table expressed in $ 000’s):

	Mexican VAT paid	Mexican VAT paid
	on acquisition of	on acquisition of	Construction and
Arising in the year	Camino Rojo	Layback Area	operations	Total
2017	$4,236	$—	$—	$4,236
2018	—	—	103	103
2019	—	—	138	138
2020	—	—	79	79
2021	—	826	126	952
2022	—	—	305	305
2023	—	—	10,513	10,513
Total Mexican VAT recoverable	$4,236	826	$11,264	$16,326

CONTRACTUAL OBLIGATIONS

Contractual obligations	Payments due by period
As at December 31, 2023		12 months or	13 months to	37 months to	After 60
(thousands of US dollars)	Total	less	36 months	60 months	months
Purchase commitments	$3,698	$3,698	$—	$—	$—
Trade payables	8,219	8,219	—	—	—
Accrued liabilities	9,541	9,541	—	—	—
Lease commitments	3,143	1,012	1,210	921	—
Revolving Facility and related interest	114,455	7,185	14,253	93,017	—
Total contractual obligations	$139,056	$29,655	$15,463	$93,938	$—

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

X.INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is accumulated and communicated to management, including the CEO and CFO, as appropriate, to permit timely decisions regarding required disclosure.

Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2023. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were not effective as at December 31, 2023 as a result of the material weaknesses described below.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

The Company’s ICFR includes policies and procedures that:

●	are designed to provide reasonable assurance that accounting records are maintained that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
●	are designed to provide reasonable assurance that the Company’s receipts and expenditures are made in accordance with authorizations of management and the Company’s Directors; and
●	are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Management assessed the effectiveness of the Company’s ICFR based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission (2013). Based on this evaluation, management concluded that the Company’s ICFR was not effective as at December 31, 2023, due to the material weaknesses in internal controls described below.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected.

It was determined during management’s assessment that management’s review controls at the Company’s Mexican operating subsidiary were not designed or operating effectively as at December 31, 2023. Specifically, there was insufficient (i) documentation to evidence the performance of multiple key controls, (ii) operation of management review controls at a level of precision necessary to identity all potentially material errors, and (iii) verification of the completeness and accuracy of the data used in the performance of controls. The foregoing also impacted the information used in executing  the Company’s corporate oversight controls, causing some of them to operate ineffectively as at December 31, 2023. The Company considers this a material weakness in its ICFR

It was determined during management’s assessment that certain information technology general controls (“ITGCs”) were not designed or operating effectively as at December 31, 2023, in the areas of user access and change management over an IT system that supports the Company’s financial reporting process.  This resulted in inadequate segregation of duties for its IT application controls.  The automated and manual business process controls that are dependent on the affected ITGCs were also deemed to not be operating effectively as at December 31, 2023, because they had been impacted by the foregoing. The Company considers this a material weakness in its ICFR.

The above described material weaknesses impacted all of the significant classes of transactions of the Company.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

To remediate these material weaknesses, the Company is instituting more detailed reviews and validation procedures for data used in financial reporting, with an emphasis on maintaining comprehensive documentation of these reviews. The Company is conducting extensive training sessions for mine personnel to underscore the importance of executing and evidencing their reviews to support the integrity of reported financial information. The Company is imposing additional restrictions on privileged access to its IT system, and will add and improve controls to enforce segregation of duties within its IT system. The Company is implementing additional change management systems, such as more extensive testing and formalized IT change authorizations. The Company is also implementing more controls to monitor, on an ongoing basis, changes and access to its IT system.

No material errors or fraud were identified in the consolidated annual financial statements as a result of the above-noted material weaknesses.

Ernst & Young LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s ICFR, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, other than the material weaknesses described above.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

XI.CAPITAL RESOURCES

DEBT

FRESNILLO OBLIGATIONS

Pursuant to the terms of the Layback Agreement, Fresnillo agreed to deferred payments of $62.8 million, which had been repaid in its entirety as of December 31, 2023. This amount bore interest at 5% per annum, payable quarterly.

CREDIT FACILITY

In April 2022, the Company entered into a credit facility consisting of a $100 million term facility and a $50 million revolving facility through a syndicate of lenders. In August 2023, the Credit Facility was extinguished in its entirety and the amounts due thereunder were transferred to a new $150 million Revolving Facility maturing in August 2027.

REVOLVING FACILITY

The $150 million Revolving Facility matures on August 27, 2027, of which the Company had drawn $113 million. During Q4 2023, the Company repaid $25 million and reduced the outstanding balance to $88 million.

The Revolving Facility can be increased to $200 million, subject to receipt of additional binding commitments and satisfaction of certain conditions precedent. The facility has a four-year term, with full repayment due upon maturity. The applicable interest rate for the Revolving Facility is based on the term Secured Overnight Financing Rate (“SOFR”), plus an applicable margin based on the Company’s leverage ratio at the end of each fiscal quarter. The undrawn portion of the Revolving Facility is subject to a standby fee. Interest is payable at the end of each interest period, or at least every three months. The Company may prepay all or any portion of the amounts owed under the Revolving Facility without penalty.

Refer to section IX - LIQUIDITY above for current outstanding amounts in respect of the Revolving Facility, and the notes in the accompanying audited consolidated financial statements for details on payments and accruals during the year.

EQUITY

The Company filed a base shelf prospectus on April 13, 2023, which is valid for 25 months.

As of the date of this MD&A, 28.3 million warrants remain outstanding, all of which have an exercise price of C$3.00 which is less than the market value of the underlying shares.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

XII.RELATED PARTY TRANSACTIONS

The Company’s related parties include “key management personnel”, whom we define as the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.

Other than compensation in the form of salaries or directors’ fees, and termination benefits and share based payments (options, RSUs, DSUs, PSUs, and bonus shares), there were no other material transactions with this group of individuals.

Compensation to key management personnel was as follows:

	Q4 2023	Q4 2022	2023	2022
Salaries and short term incentive plans	$377	$318	$3,439	$3,871
Directors’ fees	101	65	366	291
Share based payments	385	405	1,895	1,987
	$863	$788	$5,700	$6,149

In May 2023, Agnico Eagle Mines Limited (“Agnico Eagle”), a Canadian public company, subscribed for 3,987,241 common shares of the Company for proceeds of C$25,000,000 ($18,551,000). A director of the Company is a senior officer of Agnico Eagle.

During the period covered by this MD&A, and to the date of this MD&A, there are no other related party transactions or balances.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

XIII.OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements requiring disclosure under this section.

XIV.PROPOSED TRANSACTIONS

On February 25, 2024, the Company and Contact Gold Corp. (“Contact”) (a public company listed on the TSX Venture Exchange) entered into an arrangement agreement (the “Arrangement Agreement”) whereby the Company will acquire all of the issued and outstanding common shares of Contact (the “Contact Shares”) pursuant to a court-approved plan of arrangement (the “Transaction”).

Under the terms of the Arrangement Agreement, each holder of Contact Shares will receive, for each Contact Share held, 0.0063 of an Orla common share. The Arrangement Agreement includes certain customary provisions, including non-solicitation provisions and the payment of a break fee payable in certain circumstances, as well as certain representations, covenants and conditions which are customary for a transaction of this nature. The Transaction will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), requiring Contact securityholder approval. In addition to court and securityholder approvals, the Transaction is subject to stock exchange approval and the satisfaction of certain other closing conditions customary in transactions of this nature. The Transaction is expected to close on or about April 29, 2024.

Consequently, we expect to issue approximately 2.2 million common shares of the Company in respect of Contact Shares under the Transaction.

As a result of this transaction, we expect that our total assets and total equity will increase by approximately $8 million and will not have a material effect on the earnings or cashflows of the Company during 2024.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

XV.CRITICAL ACCOUNTING ESTIMATES

In preparing the accompanying audited consolidated financial statements, we have made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

We review estimates and their underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgements, estimates, and assumptions that we have made in applying accounting policies that have the most significant effects on the amounts recognized in the accompanying audited consolidated financial statements include:

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Mineral resource and mineral reserve estimates are estimates of the quantity of ore that can be economically extracted from the Company’s mining properties. Such estimates impact the financial statements in the following ways:

●	Mineral resource and mineral reserve estimates are key factors considered in determining whether technical feasibility and commercial viability of extracting a mineral resource are demonstrable which influences the classification of expenditure,
●	The carrying value of assets may be affected due to changes in estimated mineral reserves and resources if the change is considered an indicator of impairment,
●	Depreciation of producing mineral properties is affected by changes in reserve estimates,
●	Site closure provisions may change where reserve estimate changes affect expectations about when such activities will occur and the associated cost of these activities.

The mineral resource and mineral reserve estimates are based on information compiled by qualified persons within the meaning of NI 43-101. Such information includes geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgements made in estimating the size and grade of the ore body.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of mineral resources and mineral reserves may change.

RECOVERABLE AMOUNT OF A MINING ASSET

Determining whether the recoverable amount of a mining asset is based on its fair value less costs of disposal or its value in use involves judgment. This includes assessing whether market transactions for similar assets are available and whether these transactions can be considered as basis for fair value, or whether the value in use calculation, which involves estimating future cash flows, is more appropriate.

Included with this are judgements about external factors, including changes in the legal, environmental, and political context in which the mine or potential mine operates.

In valuing land, estimates include per-hectare valuation rates based on permitted use, market conditions, topography, and other factors.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

VALUATION OF METAL-IN-PROCESS INVENTORY

The measurement of inventory, including the determination of its net realizable value (“NRV”), especially as it relates to metal production inventory involves the use of estimates.

NRV is calculated as the estimated price at the time of sale based on prevailing metal prices, less estimated future production costs to convert the inventory into saleable form and associated selling costs, discounted where applicable. In determining the value of metal on the leach pads, we make estimates of rock densities, tonnages, grades, and the recoverability of ore stacked on leach pads to estimate its value. Changes in these estimates can result in a change in carrying amounts of inventory, which could result in charges to cost of sales. The determination of forecast sales prices, recovery rates, grade, assumed contained metal in stockpiles, work-in-process and leach pad inventory and production and selling costs all requires significant assumptions that impact the carrying value of production inventories.

ASSET RETIREMENT AND SITE CLOSURE OBLIGATIONS

We make estimates and assumptions in determining the provisions for asset retirement and site closure. The estimates and assumptions include determining the amount and timing of future cash flows, inflation rates, and discount rates. The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including judgements of the extent of rehabilitation activities, technological changes, and regulatory changes.

Consequently, there could be significant adjustments to the site closure provision recorded, which would affect future financial position, results of operations, and changes in financial position. The provision is management’s best estimate of the present value of the future asset retirement and site closure obligation. Actual future expenditures may differ from the amounts currently provided.

FAIR VALUE MEASUREMENT

Management uses valuation techniques in measuring the fair value of mineral properties acquired, share options granted and restricted share units, deferred share units, and bonus shares awarded.

We determine the fair value of share-based payments awarded using the Black Scholes option pricing model which requires us to make certain estimates, judgements, and assumptions in relation to the expected life of the share options, expected volatility, expected risk‐free rate, and expected forfeiture rate.

Changes to these assumptions could have a material impact on the recorded value of mineral properties acquired during the period and share-based compensation expense recognized in the Company’s financial statements.

ASSESSMENT OF IMPAIRMENT INDICATORS

We apply judgement in assessing whether indicators of impairment exist for our exploration and evaluation (“E&E”) properties and for our mineral properties which could result in a test for impairment.

For our E&E properties, we consider internal and external factors, such as our rights to explore, planned expenditures on E&E activities, the changes in mineral resources and mineral reserves, the potential for viable operations, significant decline in the market value of the Company, changes in metal prices and costs and changes in interest rates to determine whether there are any indicators of impairment or reversal of a previous impairment.

For our mineral properties, we consider external factors such as changes in technology, the market, the economy, or the legal environment, interest rates, and the market capitalization of the Company compared to the book value of the asset. We also consider internal factors such as economic performance of the asset, idle properties and plans to discontinue operations, useful life of the property, our ability to repatriate or use profits from the property, restrictions on access, environmental restrictions, and political instability.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

We consider other factors such as typical practice in foreign jurisdictions related permit renewals, our continued ability to operate as usual while awaiting renewals, our continued performance under regulatory requirements, and the ongoing acceptance by authorities of our annual fees.

INCOME TAXES AND VALUE ADDED TAXES

Our operations involve dealing with uncertainties and judgements in the application of complex tax regulations in multiple jurisdictions.

We recognize potential tax liabilities for uncertain tax positions and matters identified based on our judgement of whether, and the extent to which, additional taxes will be due. We adjust these liabilities after considering changing facts and circumstances. However, due to the complexity of some of these uncertainties, the ultimate outcome may result in a payment that is materially different from our estimate of the tax liabilities.

VAT receivables are generated on the purchase of supplies and services by our companies. The timing and collection of VAT receivables is uncertain as VAT refund procedures in certain jurisdictions require a significant amount of documentation and follow-up. We are exposed to liquidity risk, credit risk and currency risk with respect to our VAT recoverable balances if tax authorities are unwilling to make payments in a timely manner pursuant to our refund filings.

XVI.FINANCIAL INSTRUMENTS

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk, and liquidity risk, through its use of financial instruments. The timeframe and the way we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation.

We do not acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

XVII.OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following equity securities outstanding:

●	315,073,995 common shares
●	28,253,200 warrants
●	5,407,703 stock options
●	500,000 bonus shares
●	580,219 restricted share units
●	701,927 deferred share units

Further details about these potentially issuable securities are provided in the notes to the accompanying audited consolidated financial statements for the year ended December 31, 2023.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

XVIII.CAUTIONARY NOTES

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This MD&A has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources”, “Indicated mineral resources”, “measured mineral resources”, and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on mineral reserves and mineral resources adopted by the CIM Council on May 10, 2014 (the “CIM Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the Securities Act of 1933, as amended (the “Securities Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Standards. Accordingly, mineral reserve and mineral resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of Industry Guide 7. Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition. Forward-looking information is provided as of the date of such documents only and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

Forward-looking statements include, but are not limited to, statements regarding: planned exploration, development and mining activities and expenditures, including estimated rates of production, timing, AISC, cash costs, sustaining and operating costs, mine production plans, projected mining and process recovery rates, and proposed exploration plans and expected results and timing thereof; statements based on exploration and metallurgical results; timelines for receipt of any required agreements, approvals, or permits, including the approvals for amendments to the MIA at Camino Rojo and the BLM’s filing of the Notice of Intent at South Railroad; the timing of mineral resource updates; terms of and ability to reach a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and obtaining regulatory approvals related thereto; the Transaction with Contact, including the receipt of necessary court, securityholder, and regulatory approvals, and the timing thereof; the Company’s strategy in Panama and potential arbitration filings under the FTA; the Company’s ability to remediate material weaknesses in its internal controls over financial reporting; and the Company’s objectives and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions)) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold and silver; anticipated costs and the Company’s ability to fund its programs; the Company’s ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement; that all conditions of the Company’s Credit Facility will be met; the timing and results of drilling programs; completion of the Transaction with Contact Gold, including receipt of required securityholder, regulatory, and court approvals; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company’s mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient, and effective manner; the Company’s ability to obtain financing as and when required and on reasonable terms; the impact of coronavirus (“COVID-19”) on the Company’s operations; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company’s dependence on the Camino Rojo Oxide Mine; risks related to the Company’s indebtedness; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; risks related to the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company’s securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company’s limited operating history; litigation risks; the Company’s ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of the Sarbanes–Oxley Act of 2002; enforcement of civil liabilities; the Company’s status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; the Company’s significant shareholders; gold industry concentration; shareholder activism; risks related to the failure to obtain securityholder, regulatory or court approvals in connection with the Transaction; and other risks associated with executing the Company’s objectives and strategies.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the Annual Information Form, for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this MD&A only and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca and the Company’s documents filed with, or furnished to, the SEC, which are available through EDGAR at www.sec.gov.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

XIX.RISKS AND UNCERTAINTIES

For more extensive discussion on risks and uncertainties, refer to the Annual Information Form for additional information regarding these risks and other risks and uncertainties in respect of the Company’s business and share price.

The risks described below are not the only risks and uncertainties that the Company faces. Although the Company has done its best to identify the risks to its business, there is no assurance that it has captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that the Company currently does not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in the Company’s forward-looking information, which could materially affect the Company’s business, results of operations, financial condition, and Company’s share price.

ESTIMATES OF MINERAL RESOURCES AND MINERAL RESERVES AND PRODUCTION RISKS

The figures for mineral reserves and mineral resources contained in the Company’s public disclosure record are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized, or that mineral reserves or mineral resources will be mined or processed profitably. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve such estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations, and financial condition.

Until a deposit is actually mined and processed, the quantity of metal and grades must be considered as estimates only. Actual mineral reserves or mineral resources may not conform to geological, metallurgical, or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify such occurrences in the Company’s assessment of mineral reserves and mineral resources may have a material adverse effect on the Company’s future cash flows, results of operations, and financial condition.

DEPENDENCE ON THE CAMINO ROJO OXIDE MINE

The Camino Rojo Oxide Mine accounts for all of the Company’s current production and is expected to continue to account for all of its production in the near term. Any adverse condition affecting mining, processing conditions, expansion plans, or ongoing permitting at the Camino Rojo Oxide Mine could have a material adverse effect on the Company’s financial performance and results of operations. Even though the Company has established mining operations and estimates of future production, various factors, including costs, actual mineralization, consistency and reliability of ore grades, processing rates, and commodity prices can affect cash flow and profitability, and there can be no assurance that current or future estimates of these factors will reflect actual results and performance. The cost and availability of suitable machinery, supplies, mining equipment, and skilled labour, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants, can also affect successful project operations. The activities of the Company at the Camino Rojo Oxide Mine may also be subject to prolonged disruption from a variety of risks normally encountered in production of precious metals as further described under “Mining Industry” below. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, profitability, results of operations, and financial condition.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

INDEBTEDNESS

As of the date of this MD&A, Orla had indebtedness under its Credit Facility as discussed above in section IX – LIQUIDITY. As a result, the Company is required to use a portion of its cash flow to service principal and interest on its debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive, and other factors beyond its control. The Company may not generate cash flow from operations in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default. The terms of the Credit Facility also require the Company to satisfy various affirmative and negative covenants and financial ratios. These covenants and ratios limit, among other things, the Company’s ability to incur further indebtedness, create certain liens on assets, engage in certain types of transactions, or pay dividends. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions, or dispositions or acquisitions of assets. Furthermore, a failure to comply with these covenants and ratios would likely result in an event of default under the Credit Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company’s business, financial condition, and results of operations, as well as the market price of the Company’s securities.

EXPLORATION, DEVELOPMENT, AND PRODUCTION RISKS

The business of exploring for minerals, development, and mining involves a high degree of risk. The operations of the Company may be disrupted by a variety of risks and hazards normally encountered in the exploration, development, and production of precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s activities that would have a material adverse effect on its business, financial condition, results of operations, and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against which it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company’s results of operations and financial condition.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience, and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore. Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, mineral resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility and pre-feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs, and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

FOREIGN COUNTRY AND POLITICAL RISK

The Company’s principal mineral properties are located in Mexico, Panama, and the United States. The Company is subject to certain risks as a result of conducting foreign operations, including, but not limited to: currency fluctuations; possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights; opposition from environmental or other non-governmental organizations; government regulations relating to the mining industry; renegotiation, cancellation, or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies, and practices; uncertain political and economic environments; war, terrorism, narco-terrorist actions or activities, sabotage, and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental or similar permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business.

The introduction of new tax laws, regulations, or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations, or rules in any of the countries in which the Company currently conducts business or in the future may conduct business, could result in an increase in taxes, or other governmental charges, duties, or impositions. No assurance can be given that new tax laws, rules, or regulations will not be enacted or that existing tax laws will not be changed, interpreted, or applied in a manner that could result in the Company being subject to additional taxation or that could otherwise have a material adverse effect on the Company.

Although the Company believes that its exploration and production activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted, and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition, and results of operations.

The Company does not carry political risk insurance.

The Company’s primary operations are currently conducted in Mexico. Violence in Mexico is well documented and has, over time, been increasing. Conflicts between the drug cartels and violent confrontations with authorities are not uncommon. Other criminal activity, such as kidnapping and extortion, is also an ongoing concern. Many incidents of crime and violence go unreported and efforts by police and other authorities to reduce criminal activity are challenged by a lack of resources, corruption, and the pervasiveness of organized crime. Incidents of criminal activity have occasionally affected the communities in the vicinity of the Company’s operations. Such incidents may prevent access to the Company’s mines or offices; halt or delay operations and production; result in harm to employees, contractors, visitors, or community members; increase employee absenteeism; create or increase tension in nearby communities; or otherwise adversely affect the Company’s ability to conduct business. The Company can provide no assurance that security incidents, in the future, will not have a material adverse effect on its operations.

Additionally, on May 8, 2023, the Mexican government completed a decree reforming various provisions of the mining law (the “Decree”), which was published in the Official Gazette and became law on May 9, 2023. The Decree makes significant changes to the current mining laws, including but not limited to: reducing new mining license concession terms; restricting the granting of mining concessions requiring public auctions; imposing conditions on water use and availability; imposing regulations on mining concession transfers; imposing additional grounds for cancellation of mining concessions and further limitations on mining in protected areas; granting preferential rights to mining strategic minerals to state owned enterprises; imposing additional requirements for financial instruments to be provided to guarantee preventive, mitigation, and compensation measures resulting from the social impact assessment, as well as potential damages that may occur during mining activities. The full impact of the Decree on the Company is currently unknown, as the Mexican Government has yet to publish the associated regulations.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

On June 16, 2023, the Company filed an “Amparo” in the Second District Court of the State of Zacatecas against the Decree on various grounds. An Amparo is a judicial action to protect a party’s rights from acts or omissions of governmental authorities that violate the rights and guarantees of such party that are protected by the Mexican Constitution. On August 25, 2023, the District Court judge declined to grant the Company’s motion to suspend application of the Decree while the Company awaits a final judgment on its Amparo, which decision the Company has appealed. The hearing for the Amparo was held in December 2023. In February 2024, District Court dismissed the Company’s Amparo, which the Company intends to appeal to the Collegiate Circuit Court of Mexico. If our challenge to the Decree is not successful, the changes to the mining law may have material impacts on our current and future exploration activities and operations in Mexico, the extent of which is yet to be determined.

THE CERRO QUEMA PROJECT

The Company holds an interest in the Cerro Quema Project, located in Panama. On October 27, 2023, Panama’s President, Laurentino Cortizo Cohen, signed Decree 23-2023. Decree 23-2023 (i) banned the granting of new concessions for the exploration, extraction, transportation and exploitation of metal mining in Panama, (ii) rejected all pending requests for the granting of new concessions for the exploration, extraction, transport and exploitation of metal mining and (iii) ordered MICI to dispose of the files within three months of the passing of Decree 23-2023. On November 3, 2023, the National Assembly of Panama passed Law 407, which instituted a moratorium on granting, renewing, or extending concessions for the exploration, extraction, transportation or exploitation of metal mining in Panama. On December 15, 2023, MCQSA, the Company’s subsidiary that holds the Cerro Quema Project, received three resolutions from MICI, the Panamanian Ministry of Commerce and Industry. The resolutions rejected the Company’s request for extension for the concessions comprising the Cerro Quema Project, retroactively declared the concessions canceled, and declared the area comprising the concessions to be a reserve area under the Panamanian mining code. Under the Panamanian mining code, MICI is prohibited from granting mining concessions for exploration or extraction on a reserve area.

As a result of these developments and certain other factors, the Company incurred an impairment charge of $72.4 million in respect of the Cerro Quema Project for the financial year ended December 31, 2023.

The Company is exploring all legal remedies available to protect its historical investments and potentially unlock additional value for its stakeholders, including pursuing its rights under the FTA. In accordance with the provisions of the FTA, the Company expects that it will submit a Notice of Intent to Arbitrate to the Government of Panama. The Notice of Intent facilitates consultations between the Government of Panama and the Company. In the event that such consultations are unsuccessful, the Company expects to proceed to file a Request for Arbitration. This arbitration process may not be effective or successful. Even if successful, there is no certainty as to the quantum or timing of any award on damages and/or compensatory interest, recovery of all, or any, legal costs, or the Company’s ability to enforce any award against Panama. If consultations and the arbitration process are unsuccessful, the Company will lose its ability to monetize or put the Cerro Quema Project into production, resulting in the Company removing the project from its total mineral reserve and mineral resource estimates. The mineral reserve and mineral resource estimates for the Cerro Quema Project set forth in the Company’s public disclosure assume that there is a reasonable prospect that the Company will be granted extensions to the concessions comprising the project, which would be dependent on reaching an agreement with the Panamanian government.

General elections in Panama are scheduled for May 5, 2024.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

PERMITS AND LICENSES

The Company’s operations in each of the jurisdictions in which it operates are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Furthermore, prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. The Company can provide no assurance that necessary permits will be obtained, that previously issued permits will not be suspended for a variety of reasons, including through government or court action, or that delays will not occur in connection with obtaining all necessary permits, renewals of permits for existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. In addition, the timing of permits is uncertain and processing times may be negatively affected by unforeseen circumstances, such as COVID-19. The Company can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which would materially adversely affect its operations.

GOVERNMENT REGULATION

The exploration, development, and mining activities of the Company are subject to various federal, provincial/state, and local laws governing prospecting, development, taxes, labour standards, toxic substances, and other matters. Exploration, development, and mining activities are also subject to various federal, provincial/state, and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage, and disposal of solid and hazardous waste. Although the Company’s exploration, development, and mining activities are currently carried out in accordance with all applicable rules and regulations governing operations and exploration activities, no assurance can be given that new rules and regulations, amendments to current laws and regulations or more stringent implementation thereof could have a substantial adverse impact on the Company’s activities.

For example, an ecological tax implemented by the state Congress of Zacatecas in 2017 could have a significant impact on the economics of the Camino Rojo Project. This tax is applied to cubic metres of material extracted during mining, square metres of material impacted by dangerous substances, tonnes of carbon dioxide produced during mining processes, and tonnes of waste stored in landfills. Due to the uncertainty of application of this tax and turbulence between active mining companies and the State of Zacatecas, the long-term effects and implementation of this ecological tax are currently unknown and were not considered in the 2021 Camino Rojo Report. The Company has received assessments in respect of this tax; however, the Company’s view is that the sections of the law pursuant to which these assessments have been issued do not apply to the Company at this time and, accordingly, the Company has filed the appropriate appeals. We expect this matter will be resolved by judicial process. Due to this uncertainty, no amounts have been accrued in the Company’s financial statements in respect of this ecological tax. The amounts eventually paid in respect of this tax could be material.

ENVIRONMENTAL RISKS AND HAZARDS

All phases of the Company’s mineral exploration, development, and mining operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulations, laws, and permits, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from proceeding with planned exploration, development, or mining of mineral properties.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

THE CAMINO ROJO MINERAL RESOURCE ESTIMATE ASSUMES THAT THE COMPANY CAN ACCESS MINERAL TITLES AND LANDS THAT ARE NOT CONTROLLED BY THE COMPANY

All of the mineralization comprised in the Company’s mineral resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by Orla. However, the mineral resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by Fresnillo and that waste would be mined on Fresnillo’s mineral titles. On December 21, 2020, Orla announced that it had completed the Layback Agreement. The Layback Agreement allows Orla to expand the Camino Rojo Oxide Mine pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. This expansion will increase oxide ore available for extraction on Orla’s property below the pit outlined in Orla’s previous, 2019 technical report on the project.

However, the Layback Agreement is only with respect to the portion of the heap leach material included in the current mineral reserve. As such, any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles). It is estimated that approximately two-thirds of the mill resource estimate and one-quarter of the leach resource estimate comprising the mineral resource estimate are dependent on this additional agreement being entered into with Fresnillo. The leach mineral resource dependent on the additional agreement is mainly comprised of less oxidized transitional material with the lowest predicted heap-leach recoveries.

Delays in, or failure to obtain, an additional agreement with Fresnillo would affect the development of a significant portion of the mineral resources of the Camino Rojo Project that are not included in the 2021 Camino Rojo Report mine plan, in particular by limiting access to significant mineralized material at depth. There can be no assurance that the Company will be able to negotiate such additional agreement on terms that are satisfactory to the Company and Fresnillo or that there will not be delays in obtaining the necessary additional agreement. Should such a subsequent agreement with Fresnillo not be obtained on favourable terms, the economics of any potential mine development using the full mineral resource estimate would be significantly negatively impacted.

MINERAL RESOURCE ESTIMATIONS FOR CAMINO ROJO ARE ONLY ESTIMATES AND RELY ON CERTAIN ASSUMPTIONS

The estimation of mineral resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results, and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

In particular, the estimation of mineral resources for the Camino Rojo Project has assumed that there is a reasonable prospect for reaching an additional agreement with Fresnillo with respect to the mill resource included in the mineral resource estimate. While the Company believes that the mineral resource estimates for the Camino Rojo Project are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an additional agreement with Fresnillo will be reached.

Although all mineralization included in the Company’s mineral resource estimate for the Camino Rojo Project are located on mineral concessions controlled by the Company, failure to reach an additional agreement with Fresnillo would result in a significant reduction of the mineral resource estimate by limiting access to mineral resources below the current mineral reserves. Any material changes in mineral resource estimates may have a material adverse effect on the Company.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

SURFACE RIGHTS

There are four ejido communities in the vicinity of the main area of drilling at the Camino Rojo Project and other ejido lands cover most of the rest of the property. The lands that are used by the Company for the open pit mine and heap leach facility are subject to an expropriation agreement between the Company and the Ejido San Tiburcio. Currently, the Company has the legal possession of such lands until 2043. For exploration activities, the Company enters into temporary occupation agreements with the ejido communities, which allow the Company to use the surface of the lands for its mining activities for a set period of time. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or other surface access agreements or amend existing agreements. Failure to reach new agreements or disputes regarding existing agreements may cause, blockades, suspension of operations, delays to projects, and, on occasion, may lead to legal disputes. Any such failure to reach new agreements or disputes regarding existing agreements may have a material adverse effect on the Company’s business.

Access to the Company’s South Railroad Project and certain mineral properties at the project are or will be governed by surface use agreements or other forms of access rights or agreements such as easements and rights-of-way. Failure to meet or otherwise satisfy required contractual obligations and make payments with respect to such agreements and rights or to otherwise obtain such agreements or rights may result in loss of access to the project or to certain mineral properties.

TITLE MATTERS

The acquisition of title to mineral tenures in Mexico and the United States is a detailed and time-consuming process. Although the Company has diligently investigated title to all mineral tenures and, to the best of its knowledge, title to all of its properties is in good standing, this should not be construed as a guarantee of title. The Company can provide no assurances that there are no title defects affecting its properties. Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected encumbrances or defects or governmental actions. Title to the Company’s properties may also be affected by undisclosed and undetected defects. If any claim or challenge is made regarding title, the Company may be subject to monetary claims or be unable to develop properties as permitted or to enforce its rights with respect to its properties.

Certain of the Company’s mineral rights at the South Railroad Project consist of unpatented mining claims. Unpatented mining claims are unique real property interests and are generally considered to be subject to greater risk than other real property interests because the legal validity of unpatented mining claims is often uncertain. Unpatented mining claims provide only possessory title and their legal validity is often subject to contest by third parties or the federal government. These uncertainties relate to such things as the sufficiency of mineral discovery, proper posting and marking of mining claim boundaries and location monuments, assessment work, unregistered agreements, undetected defects and possible conflicts with other mining claims. Since a substantial portion of all mineral exploration, development and mining in the western United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry.

The South Railroad Project is also subject to annual compliance with assessment work or fee requirements, property taxes, lease payments and other contractual payments and obligations. Any failure to make such payments or comply with such requirements or obligations could result in the loss of all or a portion of the Company’s interest in the South Railroad Project.

In addition, certain of the Company’s subsurface mineral rights to the South Railroad Project are secured or controlled by a contractual interest in private surface and mineral property in the form of various surface use agreements and mining/mineral leases. Subject to the terms of those agreements and leases, certain of those agreements and leases may not have provisions for automatic renewal. If the Company is not able to negotiate for the extension of those agreements and leases they may expire and no longer form part of the Company’s mineral portfolio, which may have a material adverse effect on the Company’s business.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

OUR ACTIVITIES MAY BE ADVERSELY AFFECTED BY NATURAL DISASTERS, TERRORIST ACTS, HEALTH CRISES AND OTHER DISRUPTIONS AND DISLOCATIONS, INCLUDING BY THE COVID-19 PANDEMIC, WHETHER THOSE EFFECTS ARE LOCAL, NATIONWIDE, OR GLOBAL

Upon the occurrence of a natural disaster, pandemic, or upon an incident of war, riot, or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a material adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics, outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service, and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations, and other factors relevant to the Company.

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including the novel COVID-19, and many industries, including the mining industry, have been impacted. The outbreak has led to a widespread crisis that is adversely affecting the economies and financial markets of many countries. If increased levels of volatility continue, or in the event of a rapid destabilization of global economic conditions, there may be an adverse effect on commodity prices, demand for metals, availability of equity or credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, travel restrictions, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver doré or concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions, or other unknown events with potentially significant impacts. At this time, the Company cannot accurately predict what impacts there will be or what effects these conditions will have on the business, including those uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length of restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted. Any outbreak or threat of an outbreak of a contagious or epidemic disease could have a material adverse effect on the Company, its business and operational results, and the market price of its securities.

COMMODITY PRICES

The profitability of mining operations is significantly affected by changes in the market price of gold and other minerals. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold and other minerals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be impracticable.

UNKNOWN LIABILITIES IN CONNECTION WITH ACQUISITIONS

The Company has assumed certain liabilities and risks as part of its acquisitions. While the Company conducted thorough due diligence in connection with such acquisitions, there may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

UNINSURED RISKS

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2023	United States dollars unless otherwise stated

ACQUISITIONS AND INTEGRATION

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial, and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company.

LITIGATION RISK

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s financial position, results of operations, or the Company’s property development or operations.

CONFLICTS OF INTEREST

Certain directors of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

COMPLIANCE WITH ANTI-CORRUPTION LAWS

The Company is subject to various anti-corruption laws and regulations including, but not limited to, the Canadian Corruption of Foreign Public Officials Act, the US Foreign Corrupt Practices Act, and similar laws in any country in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents.

The Company’s Camino Rojo Project is located in Mexico and the Cerro Quema Project is located in Panama, both of which countries which are perceived as having fairly high levels of corruption. Orla cannot predict the nature, scope, or effect of future anti-corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian, American, or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations.

As a consequence of these legal and regulatory requirements, the Company has instituted policies with regard to anti-corruption and anti-bribery, as well as business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors, and other agents, with all applicable anti-corruption laws and regulations.